

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Jay Madhu
Chairman & Chief Executive Officer
Oxbridge Acquisition Corp.
Suite 201, 42 Edward Street
Georgetown, Grand Cayman,
P.O. Box 469, KY1-9006
Cayman Islands

> **Re: Oxbridge Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 18, 2021**
> **CIK No. 0001861622**

Dear Mr. Madhu:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted May 18, 2021

Dilution, page 78

1. We note on page F-17 that you intend to account for warrants to be issued in connection with this offering as a liability in accordance with ASC 815-40. Please tell us why the warrant liability has not been considered in the table on page 79 when calculating pro forma net tangible book value after this offering.

Capitalization, page 80

2.   Please revise the As Adjusted column to quantify the warrant liability expected to be carried on your balance sheet upon sale of the public units and private placement warrants.

Signatures, page II-5

3.   Please include the signature of the company's authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

 You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Real Estate & Construction

cc: Curt P. Creely